A. Andrew R. Louis, Esq.
Vice President, Secretary and
Associate General Counsel

April 26, 2013

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	VIA ELECTRONIC TRANSMISSION

Re:	CompX International Inc.
Definitive Proxy Materials for 2013 Annual Meeting of Stockholders
(File No. 1-13905)

Ladies and Gentlemen:

Electronically transmitted herewith are the following materials submitted for filing effective April 29, 2013 with the U.S. Securities and Exchange Commission (the “Commission”) in connection with solicitation by the board of directors of CompX International Inc. (“CompX”) of proxies for use at the 2013 Annual Meeting of Stockholders of CompX to be held on May 29, 2013:

(1)           Cover letter to the 2013 Proxy Statement;

(2)           Notice of Annual Meeting of Stockholders;

(3)           Proxy Statement for Annual Meeting of Stockholders; and

(4)           Form of Proxy.

CompX will mail definitive copies of the proxy materials and CompX’s 2012 Annual Report to Stockholders on or about April 29, 2013 to its holders of class A and class B common stock of record at the close of business as of April 1, 2013.

If you have any questions concerning this filing, please contact the undersigned at (972) 450-4243.

Sincerely,

/s/ A. Andrew R. Louis
A. Andrew R. Louis